UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2008
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
The 97th Interim Business Report Ended September 30, 2008 (U.S. GAAP Financial Information)
Message from the Managements
Feature Section
Consolidated Financial Highlights
Consolidated Net Sales by Geographic Area
Profit Ratio
Production by Geographic Area
Shareholders’ Equity Per Share
Net Income per Share
Cash Dividend per Share
Condensed Consolidated Balance Sheets
Condensed Consolidated Statements of Income
Consolidated Statements of Cash Flows
Operating Segment Information
Condition of Shareholders and Shares
Corporate Data
Information on Shares

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: November 28, 2008

Makita Corporation
The 97th Interim Business Report
Ended September 30, 2008
(U.S. GAAP Financial Information)

(English translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU”
interim business report originally issued in Japanese language for the benefit and information of shareholders
of the Company’s common stock)

Message from the Managements
     We are pleased to present the outline of operation and financial results for Makita’s 97th interim period, ended September 30, 2008.
■ Consolidated Operating Result as Interim Period
     For the six months (“the period”) ended September 30, 2008, the world’s economy has been characterized by financial instability caused in part by the sub-prime loan problems in the United States and by a steep rise in raw material prices, those have spilled over into the global economy, and the business climate is rapidly decelerating.
     What is more, the decrease in demand in the housing market is affecting Japan and the United States and also Western European countries, adding to the intensity of the market downturn.
     In such conditions, Makita has expanded our product lines through the development of power tools such as hammer drills that are equipped with the low-vibration mechanisms which have an established reputation in technology, rechargeable tools that utilize lithium-ion batteries, and gardening equipment outfitted with mini 4-stroke engines.
     In production, we are moving forward with the expansion of the Romanian plant in Eastern Europe and construction of the second plant in Brazil in South America in order to reinforce global capacity and balance.
     In sales, we are also improving and developing sales and after-service networks by establishing and operating local subsidiaries in India and Colombia.
■ Consolidated Net Sales Reached a Record High for Fourth Consecutive Terms as Interim Period
     In our consolidated financial results for the period, sales declined in the United States and Japan, but increased 3.6% over the same period of the previous year, to 175,558 million yen, because demand in emerging countries in Eastern Europe, Russia, Southeast Asia, Central and South America, and the Middle East remained strong.
     For the period, sales have risen continuously to a new record for the fourth consecutive period and sales have increased for eight consecutive period.
     In terms of earnings, operating income rose 6.3% compared to the same period of the previous year, to 36,047 million yen (ratio of operating income to net sales; 20.5%), income before income taxes amounted to 34,453 million yen, a 0.04% decline from the same period of the previous year (ratio of income before income taxes to net sales; 19.6%), and net income for the period amounted to 24,851 million yen (ratio of net income to net sales; 14.2%), up 5.3% from the same period of the previous year.
     Net sales by geographic area were as follows:
     In Japan, despite a recovery in the number of housing starts, the market environment continues to remain bleak, contributing to a decrease in sales to 24,378 million yen, down 5.0% from the same period of the previous year.
     In Europe, although sales in Western Europe fell into a downward trend, sales in Eastern Europe and Russia continued to expand, marking a 5.4% increase over the same period of the previous year to 83,131 million yen.
     In North America, sales via the home improvement channel remained steady in persistent stagnation in the U.S. housing market, thanks to having established a partnership with Home Depot U.S.A., Inc., the largest home improvement retailer in the United States, in March 2008. However, sales declined to 25,836 million yen, for a 10.7% decrease, due to a significantly weaker dollar versus the yen in foreign exchange markets for the same period of the previous year.
     In Asia, sales remained robust at 13,163 million yen in Southeast Asia, a 19.4% increase over the same period of the previous year.
     In other regions such as those in Central and South America which are growth countries with abundant resources,

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sales amounted to 10,579 million yen, a 30.1% increase compared to the same period of the previous year; while sales in the Middle East and Africa rose 15.2% to 9,964 million yen, and sales in Oceania climbed 2.8%, to 8,507 million yen.
     As a result above, the foreign sales ratio in the period ended September 30, 2008, rose to 86.1%, up 1.2 points from 84.9% in the same period of the previous year.
■ Issue to be Addressed
      Regarding the outlook for the future, since the financial instability resulting from a U.S. subprime loan problem has been affecting not only advanced nations but the real economy of the emerging countries which are continuing high growth, our critical concern is that the real economy may enter into a global recessionary phase.
      Moreover, the environment which surrounds the company is becoming still opaquely and severer due to a rising of material cost and a transition to strong yen phase.
■ Acquisition of Own Shares
     For the implementation of flexible capital policies in response to changes in the economic environment and gains in shareholder return through an increase in capital efficiency, the Company repurchased 3 million shares of its own common stock at a total cost of 11,923 million yen from May 1, 2008 until May 26, 2008, based on the board of directors resolution of April 30, 2008.
     At the meeting of its board of directors on October 31, 2008, the Company further resolved to repurchase up to 3 million additional shares of its own common stock, at a total cost of up to 6,000 million yen, from November 4, 2008 until December 12, 2008.
■ The Interim Dividends of 30 Yen Per Share
     Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of at least 30%, with a lower limit on annual cash dividends of 18 yen per share.
     For the interim period under review, Makita declared to pay a dividend of 30 yen per share of the same amount as the interim period of 2007, as announced in April 2008.
     Based on its dividend policy, Makita’s board of directors will decide on proposals for the dividend for the end of the fiscal year at their meeting to approve the financial statements after they are finalized near the end of April 2009. Their proposals will be presented for discussion and final approval at the Ordinary General Meeting of Shareholders.
     We look forward to the continuing support and cooperation of our shareholders.

November 2008

Masahiko Goto President and Representative Director

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Feature Section
■ Establishment of Local Subsidiaries in India and Colombia
     The Company established new local subsidiaries in the city of Bangalore in India in April 2008 and in the suburbs of Bogota in the Republic of Colombia in June 2008. The establishment of these local subsidiaries will enable the Makita Group to boost sales and to provide quality after-care service in these two countries. As one of the BRICs, India has the second largest population in the world after China and has been demonstrating spectacular economic growth in recent years. Colombia, a country rich in mineral resources and boasting the second largest population in South America after Brazil, is also expected to achieve sound economic growth in the future.
     This brings the number of overseas local subsidiaries to 45.
■ Leading the World in Anti-Vibration Technology
     In EU countries where many electric tool makers compete in the market, strict standards have been adopted for regulations that apply to the health and safety of workers. Out of concern for the effects electrical tools with powerful vibrations have on the human body, the EU has established regulations which govern the length of time tools of this nature may be used.
     Makita’s proprietary anti-vibration technology (AVT) achieves excellent vibration suppression in rock material processes where the loading on electric tools is significant and our AVT tools are highly regarded as products that significantly reduce work fatigue.
     As high value-added products, Makita’s AVT tools are not only attracting attention among users in the industry but are also being featured on TV and in other media.

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Consolidated Financial Highlights

	Yen (millions)
	For the six	For the six	For the six
	months	months	months
	ended	ended	ended		For the year
	September	September	September	Rate of	ended March
	30, 2006	30, 2007	30, 2008	change	31, 2008
				(%)
Net Sales	131,891	169,537	175,558	3.6	342,577
Operating Income	21,387	33,899	36,047	6.3	67,031
Operating Income to Net Sales Ratio (%)	16.2%	20.0%	20.5%	—	19.6%
Income before Income Taxes	21,796	34,468	34,453	0.0	65,771
Net Income	15,390	23,596	24,851	5.3	46,043
Net Income to Net Sales Ratio (%)	11.7%	13.9%	14.2%	—	13.4%

	As of	As of	As of		As of
	September	September	September	Rate of	March 31,
	30, 2006	30, 2007	30, 2008	change	2008
				(%)
Shareholders’ Equity	279,374	320,144	316,519	(1.1)	316,498
Total Assets	340,176	393,148	382,000	(2.8)	386,467
Shareholders’ Equity Ratio to Total Assets (%)	82.1%	81.4%	82.9	—	81.9%

	For the six	For the six	For the six
	months	months	months
	ended	ended	ended		For the year
	September	September	September	Rate of	ended March
	30, 2006	30, 2007	30, 2008	change	31, 2008
				(%)
Capital Expenditures	4,873	7,161	9,827	37.2	15,036
Depreciation and Amortization	3,715	3,879	4,426	14.1	8,871
Research and Development Cost	2,605	2,826	3,493	23.6	5,922
Employees	9,077	10,093	10,799	7.0	10,436
Average Number of Shares Outstanding	143,709,479	143,725,286	141,521,162	—	143,749,824
Net Income per Share	107.1	164.2	175.6	6.9	320.3
Cash Dividends per Share	19.0	30.0	30.0	—	97.0

Notes:	1.	Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States.

	2.	In principle, amounts of less than 1 million yen have been rounded.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

Consolidated Net Sales by Geographic Area

	Yen (billions)
	For the six months ended
	September	March 31,	September	March 31,	September
	30, 2006	2007	30, 2007	2008	30, 2008
Japan	22.9	24.0	25.6	26.6	24.4
Europe	56.6	67.4	78.9	81.5	83.1
North America	24.5	27.0	28.9	27.5	25.8
Asia	9.8	9.6	11.0	11.6	13.2
Other Regions	18.1	20.0	25.1	25.9	29.1

Total	131.9	148.0	169.5	173.1	175.6

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on customer location for the periods presented.
Profit Ratio

	%
	For the six months ended
	September	March 31,	September	March 31,	September
	30, 2006	2007	30, 2007	2008	30, 2008
Operating Income to Net Sales Ratio	16.2	18.1	20.0	19.1	20.5
Net Income to Net Sales Ratio	11.7	14.6	13.9	13.0	14.2

Production by Geographic Area

	Million units
	For the six months ended
	September	March 31,	September	March 31,	September
	30, 2006	2007	30, 2007	2008	30, 2008
Japan	2.43	2.36	2.43	2.49	2.34
Europe	1.02	1.15	1.02	1.33	1.25
North America	0.54	0.51	0.69	0.78	0.71
China	4.53	4.55	5.97	6.59	6.98
Central and South America	0.22	0.22	0.26	0.26	0.32

Total	8.74	8.79	10.37	11.45	11.60

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

Shareholders’ Equity Per Share

	Yen
	As of
	September	March 31,	September	March 31,	September
	30, 2006	2007	30, 2007	2008	30, 2008
Shareholders’ Equity per Share	1,944	2,106	2,227	2,201	2,249

Net Income per Share

	Yen
	For the year ended March 31, 2005	For the year ended March 31, 2006	For the year ended March 31, 2007	For the year ended March 31, 2008	For the year ended March 31, 2009
Net Income per Share for the Interim Period	90.0	179.5	107.1	164.2	175.6
Net Income per Share for the Year	153.9	281.1	257.3	320.3	—

Cash Dividend per Share

	Yen
	For the year ended March 31, 2005	For the year ended March 31, 2006	For the year ended March 31, 2007	For the year ended March 31, 2008	For the year ended March 31, 2009
Cash dividend per share for the Interim Period	11	19	19	30	30
Cash dividend per Share for the Year	47	57	74	97	Undecided

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

Condensed Consolidated Balance Sheets

	Yen(millions)
		As of
	As of	September 30,	Increase
	March 31, 2008	2008	(Decrease)
ASSETS
CURRENT ASSETS:
Cash and Cash Equivalents	46,306	42,678	(3,628)
Time Deposit	2,393	3,591	1,198
Marketable Securities	49,443	34,865	(14,578)
Notes Receivable in Trade	2,950	3,011	61
Accounts Receivable in Trade	60,234	60,989	755
Less- Allowance for Doubtful Receivables	(1,018)	(1,032)	(14)
Inventories	112,187	120,210	8,023
Deferred Income Taxes	6,478	6,587	109
Prepaid Expenses and Other Current Assets	11,382	11,656	274

Total Current Assets	290,355	282,555	(7,800)

PROPERTY, PLANT AND EQUIPMENT:
Land	18,370	18,463	93
Buildings and Improvements	64,268	63,311	(957)
Machinery and Equipment	75,651	77,007	1,356
Construction in Progress	2,765	6,436	3,671
Less-Accumulated Depreciation	(91,996)	(91,206)	790

Total Property, Plant and Equipment	69,058	74,011	4,953
INVESTMENTS AND OTHER ASSETS:
Investment Securities	18,034	15,927	(2,107)
Deferred Income Taxes	1,826	1,219	(607)
Other Assets	7,194	8,288	1,094

Total Investments and Other Assets	27,054	25,434	(1,620)

TOTAL ASSETS	386,467	382,000	(4,467)

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Condensed Consolidated Balance Sheets

	Yen (millions)
		As of
	As of	September 30,	Increase
	March 31, 2008	2008	(Decrease)
LIABILITIES
CURRENT LIABILITIES:
Short-term Borrowings	1,724	1,123	(601)
Trade Notes and Accounts Payable	23,372	22,835	(537)
Accrued Payroll	8,096	7,772	(324)
Accrued Expenses and Other	18,888	17,973	(915)
Income Taxes Payable	7,518	5,374	(2,144)
Deferred Income Taxes	58	32	(26)

Total Current Liabilities	59,656	55,109	(4,547)

LONG-TERM LIABILITIES:
Long-term Indebtedness	908	861	(47)
Accrued Retirement and Termination Allowances	3,716	3,353	(363)
Deferred Income Taxes	1,215	1,836	621
Other Liabilities	1,958	1,931	(27)

Total Long-term Liabilities	7,797	7,981	184

Total Liabilities	67,453	63,090	(4,363)

MINORITY INTERESTS	2,516	2,391	(125)

SHAREHOLDERS’ EQUITY:
Common Stock	23,805	23,805	—
Additional Paid-in Capital	45,753	45,752	(1)
Legal Reserve and Retained Earnings	254,860	270,079	15,219
Accumulated Other Comprehensive Income (Loss)	(7,657)	(10,908)	(3,251)
Treasury Stock, at cost	(263)	(12,209)	(11,946)

Total Shareholders’ Equity	316,498	316,519	21

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	386,467	382,000	(4,467)

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

Condensed Consolidated Statements of Income

	Yen (millions)
	For the six	For the six
	months ended	months ended
	September 30,	September 30,	Increase
	2007	2008	(Decrease)
			(Amount)	(%)

NET SALES	169,537	175,558	6,021	3.6
Cost of Sales	98,847	100,824	1,977	2.0

GROSS PROFIT	70,690	74,734	4,044	5.7
Selling, General and Administrative Expenses	36,791	38,687	1,896	5.2

OPERATING INCOME	33,899	36,047	2,148	6.3

OTHER INCOME (EXPENSES):
Interest and Dividend Income	1,022	954	(68)	(6.7)
Interest Expense	(166)	(169)	(3)	—
Exchange Losses on Foreign Currency Transactions, net	(125)	(1,462)	(1,337)	—
Realized Gains (Losses) on Securities, net	8	(660)	(668)	—
Other, net	(170)	(257)	(87)	—

Total Other Income	569	(1,594)	(2,163)	—

INCOME BEFORE INCOME TAXES	34,468	34,453	(15)	0.0

PROVISION FOR INCOME TAXES:
Current	10,168	7,686	(2,482)	(24.4)
Deferred	704	1,916	1,212	172.2

Total	10,872	9,602	(1,270)	(11.7)

NET INCOME	23,596	24,851	1,255	5.3

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

Consolidated Statements of Cash Flows

	Yen (millions)
	For the six months	For the six months
	ended September 30,	ended September 30,
	2007	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	23,596	24,851
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and Amortization	3,879	4,426
Provision for Deferred Income Taxes	704	1,916
Realized Losses (Gains) on Securities, net	(8)	660
Losses on Disposals or Sales of Property, Plant & Equipment	199	324
Changes in Assets and Liabilities:
Trade Notes	(4,682)	(2,308)
Inventories	(9,436)	(10,498)
Trade Notes and Accounts Payables and Accrued Expenses	(2,555)	(1,804)
Income Taxes Payable	(2,316)	(2,602)
Accrued Retirement and Termination Benefits	(1,043)	(1,180)
Other, net	355	437

Net Cash Provided by Operating Activities	13,803	14,222

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Expenditures	(7,161)	(9,827)
Purchases of Available-for-sale Securities	(12,483)	(343)
Proceeds from Sales of Available-for-sale Securities	4,516	12,147
Proceeds from Maturities of Available-for-sale Securities	11,000	2,000
Proceeds from Maturities of Held-to-maturity securities	500	300
Proceeds from Sales of Property, Plant and Equipment	9	145
Decrease (Increase) in Time Deposits	274	(1,176)
Cash Paid for Acquisition of Business	(2,030)	—
Other, net	425	(114)

Net Cash Provided by (Used in) Investing Activities	(4,950)	3,132

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (Decrease) in Short-term borrowings	(1,975)	(620)
Purchase and Sales of Treasury stock	(33)	(11,947)
Cash Dividends Paid	(7,903)	(9,633)
Other, net	(136)	(311)

Net Cash Used in Financing Activities	(10,047)	(22,511)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(248)	1,529

NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,442)	(3,628)
CASH AND CASH EQUIVALENTS, Beginning of Period	37,128	46,306

CASH AND CASH EQUIVALENTS, End of Period	35,686	42,678

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

Operating Segment Information
For the six months ended September 30, 2007

	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated

Sales:
(1) External Customers	35,281	78,871	28,792	5,511	21,082	169,537	—	169,537
(2) Inter-Segment	34,085	2,707	2,342	48,684	106	87,924	(87,924)	—

Total	69,366	81,578	31,134	54,195	21,188	257,461	(87,924)	169,537

Operating Expenses	57,352	68,485	30,016	47,603	18,240	221,696	(86,058)	135,638
Operating Income	12,014	13,093	1,118	6,592	2,948	35,765	(1,866)	33,899
Identifiable Assets	264,846	122,170	43,035	56,020	29,036	515,107	(121,959)	393,148

For the six months ended September 30, 2008

	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated

Sales:
(1) External Customers	35,371	83,192	26,062	6,009	24,924	175,558	—	175,558
(2) Inter-Segment	33,454	2,792	2,809	51,597	79	90,731	(90,731)	—

Total	68,825	85,984	28,871	57,606	25,003	266,289	(90,731)	175,558

Operating Expenses	59,925	70,438	27,726	50,201	20,881	229,171	(89,660)	139,511
Operating Income	8,900	15,546	1,145	7,405	4,122	37,118	(1,071)	36,047
Identifiable Assets	249,134	135,537	42,479	56,936	37,335	521,421	(139,421)	382,000

Note:	Segment information is determined by the location of the Company and its consolidated subsidiaries.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

Condition of Shareholders and Shares
(As of September 30, 2008)

Total Number of Shares Authorized	496,000,000 shares

Total Number of Shares Outstanding	144,008,760 shares (including 3,241,663 shares of treasury stock)

Number of Shareholders	16,200 (2,248 increase compared with as of March 31, 2008)

10 Largest Shareholders

	Number of Shares Held
Name of Shareholder	Units (thousand)%
Japan Trustee Services Bank, Ltd. (Trust account)	12,013	8.34
The Master Trust Bank of Japan, Ltd. (Trust account)	7,354	5.10
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,213	3.62
Japan Trustee Services Bank, Ltd. (Trust account 4G)	4,944	3.43
Nippon Life Insurance Company	4,013	2.78
Makita Cooperation Companies’ Investment Association	3,811	2.64
Maruwa Co.,Ltd.	3,309	2.29
National Mutual Insurance Federation of Agricultural Cooperatives	3,190	2.21
Sumitomo Mitsui Banking Corporation	2,900	2.01
Hero & Co.	2,607	1.81

Total	49,353	34.27

Note 1.	Hero & Co. is the nominal holder of the shares of The Bank of New York Mellon, the trustee bank for the Company’s American Depositary Shares.

2.	In addition to the above, the Company owns 3,242 thousand shares of treasury stock.
Distribution of Share-ownership

	Number of Shares Held
Class of Shareholder	Units (thousand)%
Financial Institutions and Securities Firms	59,235	41.1
Japanese Individuals and Other	25,396	17.6
Foreign Investors	39,230	27.3
Other Japanese Business Corporations	16,905	11.7
Treasury Stock	3,242	2.3

	Number of Shareholders
Class of Shareholder	Units	%
Financial Institutions and Securities Firms	172	1.1
Japanese Individuals and Other	15,197	93.8
Foreign Investors	420	2.6
Other Japanese Business Corporations	410	2.5
Treasury Stock	1	0.0

Basic policy regarding profit distribution
     Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments. With respect to repurchases of its outstanding shares, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Also Makita continues to consider execution of own share repurchases in light of trends in stock prices.

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Corporate Data
(As of September 30, 2008)
Makita Corporation
3-11-8, Sumiyoshi-cho, Anjo, Aichi 446-8502, Japan
Phone: (0566) 98-1711
Website: http://www.makita.co.jp/global

Date of founding	March 21, 1915

Date of incorporation	December 10, 1938

Paid-in Capital	24,206 million yen (non-consolidated)

Description of business	Production and sales of electric power tools, air tools, garden tools and household tools

Number of consolidated subsidiaries	48(Domestic 3, Overseas 45)

Significant subsidiaries	Makita U.S.A. Inc.
Makita Corporation of America
Makita (U.K.) Ltd.
Makita Manufacturing Europe Ltd. (U.K.)
Makita Werkzeug GmbH (Germany)
Dolmar GmbH (Germany)
Makita S.p.A. (Italy)
Makita Oy (Finland)
Makita (China) Co., Ltd.
Makita (Kunshan) Co., Ltd.
Makita Numazu Corporation

Number of equity method affiliates	1

Plants	Three in Japan, eight outside of Japan (two in China, and one each in the United States, Canada, Brazil, the United Kingdom, Germany and Romania)

Employees	10,799 (consolidated)
2,969 (non-consolidated)
Board of Directors

President and Representative Director	Masahiko Goto

Managing Directors	Masami Tsuruta	(In charge of Domestic Business)

	Yasuhiko Kanzaki	(In charge of Overseas Business, General Manager of International Sales Headquarters: in charge of Europe Region)

Directors	Kenichiro Nakai	(General Manager of Administration Headquarters)

	Tadayoshi Torii	(General Manager of Production Headquarters)

	Tomoyasu Kato	(General Manager of Development and Engineering Headquarters)

	Shiro Hori	(General Manager of International Sales Headquarters: in charge of America, Asia, Oceania Region and International Administration)

	Tadashi Asanuma	(General Manager of Domestic Sales Marketing Headquarters: in charge of Tokyo Area)

	Hisayoshi Niwa	(General Manager of Quality Headquarters)

	Zenji Mashiko	(General Manager of Domestic Sales Marketing Headquarters: in charge of Nagoya Area)

	Toshio Hyuga	(General Manager of Domestic Sales Marketing Headquarters: in charge of Osaka Area)

	Shinichiro Tomita	(Assistant General Manager of Production Headquarters: in charge of China Plant)

	Tetsuhisa Kaneko	(General Manager of Purchasing Headquarters)

Outside Director	Motohiko Yokoyama	(President and Representative Director of JTEKT Corporation)
Board of Statutory Auditors

Standing Statutory Auditor	Toshihito Yamazoe

	Haruhito Hisatsune	(Outside Auditor)

Statutory Auditor	Masahumi Nakamura	(Outside Auditor, Certified Accountant)

	Michiyuki Kondo	(Outside Auditor, Lawyer)
Independent Registered Public Accounting Firm

KPMG AZSA & Co.

13
English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

Information on Shares
(As of September 30, 2008)

Fiscal period	From April 1 to March 31 of each year

Ordinary general meeting of shareholders	June of each year

Number of shares constituting one unit	100 shares

Record dates	1) Ordinary general meeting of shareholders and cash dividends for the second half March 31 of each year
2) Cash dividends for the interim period September 30 of each year

Transfer agent of common stock	The Chuo Mitsui Trust and Banking Company, Limited 33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan

Its handling office	The Chuo Mitsui Trust and Banking Company, Limited Nagoya Branch Office 15-33, Sakae 3-chome, Naka-ku, Nagoya, Aichi 460-8685, Japan Website: http://www.chuomitsui.co.jp/person/p_06.html

Its liaison offices	Head office and nationwide branch offices of The Chuo Mitsui Trust and Banking Company, Limited Head office and nationwide branch offices of Japan Securities Agents, Ltd.

Means of public notice	Website: http://www.makita.co.jp/ir/index1.htm

Common stock listings	Domestic Tokyo and Nagoya stock exchanges (stock code: 6586) Overseas American Depositary Receipts: The Nasdaq Global Select Market (stock code: MKTAY, change for MKTA from 2009, scheduled)

14
English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language